Exhibit 99.1

Copa Holdings Reports Financial Results for the Fourth Quarter of 2019

Reported net profit came in at $2.7 million, or EPS $0.06. Excluding Special Items, adjusted net profit came in at $92.1 million, or Adjusted EPS of $2.17

Panama City, Panama — February 12, 2020. Copa Holdings, S.A. (NYSE: CPA), today announced financial results for the fourth quarter of 2019 (4Q19) and full year 2019. The terms “Copa Holdings” and “the Company” refer to the consolidated entity. The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). See the accompanying reconciliation of non-IFRS financial information to IFRS financial information included in the financial tables section of this earnings release. Unless otherwise stated, all comparisons with prior periods refer to the fourth quarter of 2018 (4Q18).

The financial information included in this press release is preliminary as the Company has not yet issued its audited financial statements and may differ from those results. During the preparation of the financial statements and related notes and our year-end audit, additional items that would require material adjustments to the preliminary financial information included in this press release may be identified.

OPERATING AND FINANCIAL HIGHLIGHTS

•

Copa Holdings reported a net profit of US$2.7 million for 4Q19 or earnings per share (EPS) of US$0.06, as compared to a net loss of US$155.8 million or loss per share of US$3.67 in 4Q18. Excluding Special Items, which for 4Q19 included a non-cash fleet impairment charge of US$89.3 million, and for 4Q18 included a non-cash fleet impairment charge of US$188.6 million and a non-cash US$11.4 million-dollar foreign currency translation loss (Special Items), the Company would have reported a net profit of US$92.1 million, or adjusted EPS of US$2.17 in 4Q19, compared to an adjusted net profit of US$44.1 million or adjusted EPS of US$1.04 in 4Q18.

•

For full year 2019, net profit came in at US$247 million or EPS of US$5.81, compared to a net profit of US$88.1 million or earnings per share of US$2.07 for full year 2018. Excluding Special Items, which for 2019 included a non-cash fleet impairment charge of US$89.3 million, and for 2018 included a non-cash fleet impairment charge of US$188.6 million and a non-cash US$11.4 million-dollar foreign currency translation loss, Copa Holdings would have reported an adjusted net profit of US$336.3 million or EPS of US$7.92 in 2019, compared to an adjusted net profit of US$276.7 million or adjusted EPS of US$6.52 in 2018.

•

In 4Q19, the Company had an operating profit of US$17.8 million, compared to an operating loss of US$126.4 million in 4Q18. Excluding Special Items, namely the fleet impairment charges in 4Q19 and 4Q18, The Company would have reported an Operating profit of US$107.1 million in 4Q19, compared to an operating profit of US$62.2 million in 4Q18. Excluding Special Items, operating margin for 4Q19 would have come in at 15.7%, compared to 9.5% in 4Q18.

•

For full year 2019, the Company reported operating profit of US$346.2 million. Excluding Special Items, the Company would have reported an operating profit of US$435.5 million, representing an increase of 25.1% over adjusted operating profit of US$348.1 million for full year 2018, mostly due to stronger unit revenues and lower jet fuel prices. Excluding Special Items, operating margin for full year 2019 would have come in at 16.1%.

•

Total revenues for 4Q19 increased 3.9% to US$681.9 million, despite a 4.6% capacity contraction. Yield per passenger mile increased 6.0% to 12.5 cents, and load factors improved 2.5 percentage points year over year to 85.3%. Revenue per available seat mile (RASM) came in at 11.1 cents, or 8.9% higher than 4Q18.

•	For full year 2019, consolidated load factor was 84.8%, 1.4 percentage points higher than 2018 on a 2.7% capacity reduction.

•

Operating cost per available seat mile (CASM), excluding Special Items (Adjusted CASM) increased 1.4%, from 9.2 cents in 4Q18 to 9.3 cents in 4Q19. Adjusted CASM excluding fuel costs increased 6.4% from 6.2 cents in 4Q18 to 6.6 cents in 4Q19, mainly as a result of lower capacity, as well as expenses, associated to the Boeing MAX fleet grounding.

•	Cash, short-term and long-term investments ended 2019 at US$985.5 million, representing 36% of the last twelve months’ revenues.

•	Copa Holdings ended the year with a consolidated fleet of 102 aircraft – 6 Boeing 737MAX9s, 68 Boeing 737-800s, 14 Boeing 737-700s, and 14 Embraer 190s.

•

As was previously reported, during the fourth quarter the Company announced its intention to sell its remaining 14 Embraer 190s over the next two years duly classifying these assets as available for sale. As such, a US$89.3 million impairment charge was booked in 4Q19.

•	For 2019, Copa Airlines ended the year with a consolidated on-time performance of 91.9% and a flight-completion factor of 99.8%, maintaining its position among the best in the industry.

Subsequent Events

•

In January 2020, the company was recognized by FlightStats – for the seventh consecutive year – as the most on-time airline in Latin America, and by OAG as the second most on-time airline in the world.

•

On February 12, 2020, the Board of Directors of Copa Holdings approved a 2020 quarterly dividend payment of 80 cents per share. Dividends will be distributed during the months of March, June, September and December. The first quarterly dividend of 80 cents per share will be paid on March 13 to shareholders on record as of February 28, 2020.

•	As part of the world-wide grounding of the Boeing MAX fleet, the Company has removed all Boeing MAX operations from its schedule until the end of August of 2020.

Consolidated Financial & Operating Highlights	4Q19	4Q18*	Variance vs. 4Q18*		3Q19	Variance vs. 3Q19		FY19	FY18*	Variance vs. FY18*
Revenue Passengers Carried (‘000)	2,633	2,554	3.1%		2,703	-2.6%		10,474	10,069	4.0%
RPMs (mm)	5,244	5,335	-1.7%		5,466	-4.1%		21,303	21,529	-1.0%
ASMs (mm)	6,149	6,445	-4.6%		6,383	-3.7%		25,113	25,817	-2.7%
Load Factor	85.3%	82.8%	2.5	p.p.	85.6%	-0.4	p.p.	84.8%	83.4%	1.4	p.p.
Yield	12.5	11.8	6.0%		12.5	0.1%		12.3	12.0	2.0%
PRASM (US$ Cents)	10.7	9.8	9.2%		10.7	-0.3%		10.4	10.0	3.8%
RASM (US$ Cents)	11.1	10.2	8.9%		11.1	0.0%		10.8	10.4	3.9%
CASM (US$ Cents)	10.8	12.1	-11.0%		9.0	19.8%		9.4	9.8	3.6%
Adjusted CASM (US$ Cents) (1)	9.3	9.2	1.4%		9.0	3.7%		9.0	9.0	-0.3%
CASM Excl. Fuel (US$ Cents)	8.0	9.1	-11.9%		6.2	28.6%		6.6	6.8	2.3%
Adjusted CASM Excl. Fuel (US$ Cents) (1)	6.6	6.2	6.4%		6.2	5.3%		6.3	6.1	-3.6%
Fuel Gallons Consumed (Millions)	78.9	82.1	-3.9%		82.0	-3.7%		321.4	328.1	2.0%
Avg. Price Per Fuel Gallon (US$ Dollars)	2.16	2.38	-9.2%		2.16	0.1%		2.16	2.32	7.2%
Average Length of Haul (Miles)	1,992	2,089	-4.6%		2,022	-1.5%		2,034	2,138	-4.9%
Average Stage Length (Miles)	1,279	1,299	-1.5%		1,295	-1.2%		1,288	1,321	-2.5%
Departures	32,441	33,541	-3.3%		33,373	-2.8%		131,819	132,498	-0.5%
Block Hours	105,620	111,315	-5.1%		109,614	-3.6%		431,749	444,851	-2.9%
Average Aircraft Utilization (Hours)	11.3	11.7	-3.6%		11.5	-2.1%		45.8	12.0	281.8%
Operating Revenues (US$ mm)	681.9	656.1	3.9%		708.2	-3.7%		2,707.4	2,677.6	1.1%
Operating Profit (US$ mm)	17.8	-126.4	n/m		132.9	-86.6%		346.2	159.5	117.1%
Adjusted Operating Profit (US$ mm) (1)	107.1	62.2	72.1%		132.9	-19.4%		435.5	348.1	25.1%
Operating Margin	2.6%	-19.3%	21.9	p.p.	18.8%	-16.2	p.p.	12.8%	6.0%	6.8	p.p.
Adjusted Operating Margin (1)	15.7%	9.5%	6.2	p.p.	18.8%	-3.0	p.p.	16.1%	13.0%	3.1	p.p.
Net Profit (US$ mm)	2.7	-155.8	n/m		104.0	-97.4%		247.0	88.1	180.4%
Adjusted Net Profit (US$ mm) (1)	92.1	44.1	108.6%		104.0	-11.5%		336.3	276.7	21.6%
EPS - Basic and Diluted (US$)	0.06	-3.67	n/m		2.45	-97.4%		5.81	2.07	180.3%
Adjusted EPS - Basic and Diluted (US$) (1)	2.17	1.04	108.5%		2.45	-11.5%		7.92	6.52	21.6%
# of Shares - Basic and Diluted (‘000)	42,487	42,468	0.0%		42,487	0.0%		42,483	42,456	0.1%

(1)

Adjusted CASM Excl. Fuel, Adjusted Operating Profit, Adjusted Net Profit, Adjusted Operating Margin and Adjusted EPS for 4Q19, 4Q18, 3Q19, 2019 and 2018 exclude non-cash charges/gains associated with the Embraer 190 Fleet impairment and a currency translation effects.

*	Restated for the retrospective adoption of IFRS16.

Note: Attached to this press release is a reconciliation of non-IFRS financial measures to the comparable IFRS measures.

MANAGEMENT’S COMMENTS ON 4Q19 RESULTS

Despite the prolonged operational and financial impact of the MAX fleet grounding, Copa Holdings once again delivered a strong quarter, ending the year with solid financial and operational results. A positive demand environment combined with strong commercial execution resulted in higher unit revenues, which together with lower fuel prices, partially offset unit cost pressures and lost revenue opportunities associated with the grounding of the MAX fleet and resulted in a year over year margin expansion.

Consolidated operating revenues increased 3.9% to US$681.9 million during the quarter despite a 4.6% capacity reduction. Load factor came in at 85.3%, or 2.5 percentage points above 4Q18, while yields came in at 12.5 cents, or 6.0% higher than 4Q18. As a result, passenger revenues per ASM (PRASM) increased 9.2% from 9.8 cents in 4Q18 to 10.7 cents in 4Q19.

Operating expenses for 4Q19 decreased 15.1%, from US$782.4 million to US$664.1 million, which includes the non-cash fleet impairment charge of US$89.3 million in 4Q19, and US$188.6 million in 4Q18. Excluding Special Items, operating expenses would have come in at US$574.8 million, or 3.2% below 4Q18.

Aircraft fuel expense decreased 12.7% or US$24.9 million compared to 4Q18, as a result of lower jet fuel prices and lower capacity. The Company’s effective jet fuel price decreased 9.2%, from an average of US$2.38 per gallon in 4Q18 to US$2.16 per gallon in 4Q19. The Company had no outstanding fuel hedge contracts.

The Company recorded a non-operating expense of US$9.4 million for 4Q19 compared to a non-operating expense of US$25.4 million for 4Q18. Non-operating expense for 4Q19 is mostly comprised of a net interest expense of US$10.9 million, a US$2.4 million-dollar gain associated with foreign currency translations, and other non-operating expenses of US$1.0 million.

Copa Holdings closed the quarter with approximately US$ 985.5 million in cash, short-term and long-term investments, representing approximately 36% of the last twelve months’ revenues.

Total debt at the end of 4Q19 amounted to US$1.06 billion compared to US$1.29 billion at the end of 4Q18, all of which is related to aircraft financing.

We believe we have a very solid business model, which is based on operating the best and most convenient network for intra-Latin America travel from our Hub of the Americas® based in Panama’s advantageous geographic position, with the region’s lowest unit costs, best on-time performance, and strongest balance sheet. Going forward, the Company expects to continue strengthening its long-term competitive position by taking advantage of new growth opportunities and implementing initiatives to further lower its unit costs and increase revenues, while strengthening its network and product.

OUTLOOK FOR 2020

For 2020, the Company is providing guidance as follows: Given the further delay in the Boeing 737 MAX re-certification process, consolidated capacity is now expected to grow just 1%, and based on a lower fuel price assumption for the year, operating margin is now expected to come in within the range of 18 to 20 percent.

Financial Outlook	2020 Guidance	2019 Actual*
Capacity - YOY ASM Growth	1%	-2.7%
Operating Margin	18-20%	16.1%

Factored into the above-mentioned outlook is a load factor of approximately 85%, unit revenues (RASM) of 10.9 cents, unit costs excluding fuel (CASM Excl. Fuel) of 6.3 cents and an estimated effective price per gallon of jet fuel, including into-plane costs, of US$1.95 per gallon.

*	excludes the noncash fleet impairment charge recorded in the fourth quarter of 2019.

CONSOLIDATED FOURTH QUARTER RESULTS

Operating revenue

Consolidated revenue for 4Q19 totaled US$681.9 million, a 3.9% or US$25.9 million increase over operating revenue of US$656.1 million in 4Q18, due to a 4.1% or US$26.2 million increase in passenger revenue.

Passenger revenue totaled US$657.9 million, an increase of 4.1% from passenger revenue of US$631.8 million in 4Q18. A 2.5 percentage point increase in load factor, combined with a 6.0% increase in passenger yield, resulted in an 9.2% increase in PRASM.

Cargo and mail revenue totaled US$16.0 million in 4Q19, a 1.2% decrease from 4Q18, mainly due to lower capacity.

Other operating revenue totaled US$8.0 million in 4Q19, a 1.5% decrease from other operating revenue of US$8.1 million in 4Q18.

Operating expenses

For 4Q19 operating expenses decreased 15.1% to US$664.1 million, representing operating cost per available seat mile (CASM) of 10.8 cents. Adjusting for special items, operating cost per available seat mile came in at 9.3 cents. When also excluding fuel, unit costs came in at 6.6 cents, 6.4% higher than the 6.2 cents reported in 4Q18. This increase is mostly related to the capacity reduction, costs and inefficiencies associated to the MAX fleet grounding, as well as certain expenses related to stronger revenue performance.

Fuel totaled US$171.3 million, a US$24.9 million or 12.7% decrease over aircraft fuel expense of US$196.2 million in 4Q18. This decrease was the result of 3.9% fewer gallons consumed given the capacity reductions, and a 9.2% lower average price per gallon of jet fuel (all-in), which averaged US$2.16 per gallon in 4Q19, compared to US$2.38 per gallon in 4Q18.

Wages, salaries, benefits and other employees’ expenses totaled US$115.0 million, a 0.6% increase over salaries and benefits of US$114.4 million in 4Q18. This was mainly driven by higher variable compensation provisions offset by savings initiatives.

Passenger servicing totaled US$24.8 million, a 5.7% decrease over passenger servicing of US$26.3 million in 4Q18, due to a lower average length of haul.

Airport facilities and handling charges totaled US$44.9 million, a 7.5% decrease over 4Q18. This was primarily the result of fewer departures and certain contract renegotiations.

Sales and distribution totaled US$53.2 million, a 2.8% increase over an expense of US$51.8 million in 4Q18, in-line with an increase in sales.

Maintenance, material and repairs totaled US$37.6 million, a 37% increase from maintenance, material and repairs of US$27.5 million in 4Q18, mainly as a result of higher accruals related to the increased utilization of the out-of-warranty Boeing 737NG and Embraer-190 fleet after the grounding of the Boeing MAX aircraft.

Depreciation and amortization totaled US$70.5 million in 4Q19, a 6.0% increase over depreciation of US$66.5 million in 4Q18, mainly as a result of additional IT projects and heavy maintenance events charged in 4Q19, and a depreciation effect associated with the Embraer fleet impairment charge booked in 4Q18.

Flight operations decreased 10.8%, from US$27.9 million in 4Q18 to US$24.9 million in 4Q19, mainly as a result of fewer departures and lower rates in certain airports in South America.

Other operating and administrative expenses totaled US$32.5 million in 4Q19, a decrease of 6.4% versus 4Q18.

Non-operating Profit (Expense)

Consolidated non-operating profit (expense) resulted in a net expense of US$9.4 million in 4Q19, compared to a net expense of US$25.4 million in 4Q18.

Finance cost totaled US$17.2 million in 4Q19, a 34.1% increase from interest expense of US$12.8 million in 4Q18, mainly due to a US$5.3 million charge, resulting from the reduction in the discount rate utilized for the calculation of future lease return conditions.

Finance income totaled US$6.3 million, a 2.9% increase over interest income of US$6.1 million in 4Q18, as a result of a higher investment balance and yield.

Gain (loss) on foreign currency fluctuations totaled a US$2.4 million gain, compared to an US$18.2 million loss in 4Q18. The 4Q19 gain is mostly the result of currency fluctuations in Argentina and Colombia. The 4Q18 loss is composed by a $7.3 million loss due to the net effect of foreign currency fluctuations and an $11.4 million loss related to a foreign exchange adjustment performed in that quarter.

Other non-operating profit (expense) resulted in a net expense of US$1.0 million in 4Q19 compared to a net expense of US$0.5 million in 4Q18.

About Copa Holdings

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 80 destinations in 33 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 102 aircraft: 6 Boeing 737MAX9s, 82 Boeing 737NGs and 14 EMBRAER 190s. For more information visit: www.copa.com.

CONTACT: Copa Holdings S.A.

Investor Relations

Ph: 011 507 304-2774

www.copa.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S.A.

Income Statement - IFRS

(US$ Thousands)

	Unaudited 4Q19	Unaudited 4Q18*	% Change	Unaudited 3Q19	% Change	FY 2019	FY 2018*	% Change
Operating Revenues
Passenger revenue	657,940	631,762	4.1%	685,337	-4.0%	2,612,605	2,587,389	1.0%
Cargo and mail revenue	16,033	16,224	-1.2%	14,647	9.5%	62,460	62,483	0.0%
Other operating revenue	7,955	8,077	-1.5%	8,226	-3.3%	32,343	27,755	16.5%

Total Operating Revenue	681,927	656,063	3.9%	708,210	-3.7%	2,707,409	2,677,627	1.1%
Operating Expenses
Fuel	171,314	196,230	-12.7%	177,603	-3.5%	696,249	765,781	-9.1%
Wages, salaries, benefits and other employees’ expenses	115,036	114,394	0.6%	113,398	1.4%	450,438	443,287	1.6%
Passenger servicing	24,798	26,284	-5.7%	26,204	-5.4%	102,103	104,346	-2.1%
Airport facilities and handling charges	44,877	48,514	-7.5%	47,022	-4.6%	181,959	186,422	-2.4%
Sales and distribution	53,222	51,787	2.8%	52,980	0.5%	210,623	210,158	0.2%
Maintenance, materials and repairs	37,648	27,486	37.0%	30,632	22.9%	127,562	110,710	15.2%
Depreciation and amortization	70,469	66,478	6.0%	72,876	-3.3%	282,081	276,563	2.0%
Flight operations	24,908	27,922	-10.8%	26,572	-6.3%	102,806	108,437	-5.2%
Other operating and administrative expenses	32,506	34,719	-6.4%	28,047	15.9%	118,090	123,835	-4.6%
Fleet Impairment	89,344	188,624	-52.6%	—	n/m	89,344	188,624	-52.6%

Total Operating Expense	664,123	782,439	-15.1%	575,334	15.4%	2,361,255	2,518,163	-6.2%

Operating Profit	17,804	(126,376)	n/m	132,876	-86.6%	346,154	159,464	117.1%
Non-operating Income (Expense):
Finance cost	(17,154)	(12,791)	34.1%	(12,696)	35.1%	(57,432)	(50,826)	13.0%
Finance income	6,289	6,115	2.9%	6,121	2.7%	24,405	23,628	3.3%
Gain (loss) on foreign currency fluctuations	2,406	(18,210)	n/m	(9,641)	n/m	(15,408)	(9,398)	63.9%
Other non-operating income (expense)	(989)	(496)	99.5%	(350)	182.4%	(4,279)	(239)	1687.8%

Total Non-Operating Income/(Expense)	(9,448)	(25,383)	-62.8%	(16,567)	-43.0%	(52,715)	(36,835)	43.1%

Profit before taxes	8,356	(151,759)	n/m	116,309	-92.8%	293,439	122,629	139.3%
Income tax expense	5,629	4,087	37.7%	12,332	-54.4%	46,437	34,553	34.4%

Net Profit	2,728	(155,846)	n/m	103,978	-97.4%	247,002	88,075	180.4%
EPS - Basic and Diluted	0.06	-3.67	-101.7%	2.45	-97.4%	5.81	2.07	180.3%
Shares - Basic and Diluted	42,486,717	42,468,402	0.0%	42,487,355	0.0%	42,483,048	42,456,032	0.1%

*	Restated for the retrospective adoption of IFRS16.

Consolidated Statement of Cash Flows

For the twelve months ended December 31

(In US$ thousands)

	2019 (Unaudited)	2018 (Unaudited)	2017 (Unaudited)
Cash flow from operating activities	782,979	497,153	798,194
Cash flow used in investing activities	(235,071)	(149,596)	(578,159)
Cash flow used in financing activities	(545,334)	(430,191)	(312,930)
Net increase (decrease) in cash and cash equivalents	2,574	(82,634)	(92,895)

Cash and cash equivalents at January 1	156,158	238,792	331,687

Cash and cash equivalents at December 31	$158,732	$156,158	$238,792
Short-term investments	692,403	566,200	705,108
Long-term investments	134,347	138,846	65,953

Total cash and cash equivalents and investments at December 31	$985,482	$861,204	$1,009,853

Copa Holdings, S. A. and subsidiaries

Consolidated statement of financial position

(US$ Thousands)

	December 2019	December 31 2018
	(Unaudited)	(Restated) *
ASSETS
Current Assets
Cash and cash equivalents	158,732	156,158
Short-term investments	692,403	566,200

Total cash, cash equivalents and short-term investments	851,135	722,358
Accounts receivable, net	129,634	115,831
Accounts receivable from related parties	147	223
Expendable parts and supplies, net	69,100	86,530
Prepaid expenses	38,953	70,237
Prepaid income tax	1,181	10,357
Other current assets	14,206	14,056

	253,221	297,234
Assets held for sale	120,006	40,330

TOTAL CURRENT ASSETS	1,224,362	1,059,922
Long-term investments	134,347	138,846
Long-term accounts receivable	2,139	1,177
Long-term prepaid expenses	17,743	25,637
Property and equipment, net	2,532,402	2,698,131
Right of use assets	290,843	361,993
Intangible, net	108,116	101,168
Net pension asset	248	5,091
Deferred tax assets	19,216	16,041
Other Non-Current Assets	17,881	33,899

TOTAL NON-CURRENT ASSETS	3,122,934	3,381,983

TOTAL ASSETS	4,347,296	4,441,905

Current maturities of long-term debt	117,238	311,965
Current portion of lease liability	97,732	102,452
Accounts payable	109,252	124,962
Accounts payable to related parties	14,086	14,673
Air traffic liability	497,374	471,676
Frequent flyer deferred revenue	80,326	67,815
Taxes and interest payable	51,611	44,749
Employee benefits obligations	55,373	47,390
Income tax payable	9,683	—
Other Current Liabilities	83	604

TOTAL CURRENT LIABILITIES	1,032,758	1,186,287
Long-term debt	938,182	975,283
Lease Liability	206,832	273,231
Other long - term liabilities	191,221	161,571
Deferred tax Liabilities	43,397	48,940

TOTAL NON-CURRENT LIABILITIES	1,379,633	1,459,025

TOTAL LIABILITIES	2,412,391	2,645,312

EQUITY
Issued Capital
Class A -33,835,747 issued and 31,337,856 outstanding	21,142	21,087
Class B common stock - 10,938,125	7,466	7,466
Additional Paid-In Capital	86,135	80,041
Treasury Stock	(136,388)	(136,388)
Retained Earnings	1,718,176	1,828,615
Net profit	247,002	—
Other comprehensive loss	(8,628)	(4,227)

TOTAL EQUITY	1,934,905	1,796,594

TOTAL EQUITY LIABILITIES	4,347,296	4,441,905

*	Restated for the retrospective adoption of IFRS16.

Copa Holdings, S.A.

NON-IFRS FINANCIAL MEASURE RECONCILIATION

This press release includes the following non IFRS financial measures: Adjusted CASM Excluding Fuel, CASM Excluding Fuel, Adjusted Operating Profit, Adjusted Net Profit and Adjusted EPS. This supplemental information is presented because we believe it is a useful indicator of our operating performance and is useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable IFRS measures, in particular Operating Profit and Net Profit. The following is a reconciliation of these non-IFRS financial measures to the comparable IFRS measures:

Reconciliation of Adjusted Operating Profit, Adjusted Net Profit and Adjusted EPS	4Q19	4Q18*	3Q19	FY19	FY18*
Operating Profit as Reported	$17,804	$(126,376)	$132,876	$346,154	$159,464
Special Items (adjustments):
Fleet Impairment	$89,344	$188,624		$89,344	$188,624

Adjusted Operating Profit	$107,148	$62,248	$132,876	$435,497	$348,088

Net profit as Reported	$2,728	$(155,846)	$103,978	$247,002	$88,075
Special Items (adjustments):
Fleet Impairment	$89,344	$188,624	$—	$89,344	$188,624
Loss on foreign currency fluctuations		$11,364

Adjusted Net Profit	$92,071	$44,143	$103,978	$336,346	$276,699

Shares used for Computation (in thousands)
Basic and Diluted	42,487	42,468	42,487	42,483	42,456

Adjusted earnings per share - Basic and Diluted	$2.17	$1.04	$2.45	$7.92	$6.52

Reconciliation of Adjusted Operating Costs per ASM Excluding Fuel (Adjusted CASM Excl. Fuel)	4Q19	4Q18*	3Q19	FY19	FY18*
Operating Costs per ASM as Reported (in US$ Cents)	10.8	12.1	9.0	9.4	9.8
Fleet Impairment per ASM (in US$ Cents)	(1.5)	(2.9)	—	(0.3)	(0.7)
Aircraft fuel per ASM (in US$ Cents)	(2.8)	(3.0)	(2.8)	(2.8)	(3.0)

Adjusted Operating Costs per ASM excluding fuel (in US$ Cents)	6.6	6.2	6.2	6.3	6.1

*	Restated for the retrospective adoption of IFRS16.